PATTERSON-UTI ENERGY, INC.

10713 W. Sam Houston Pkwy N., Suite 800

Houston, TX 77064

August 25, 2021

VIA EDGAR

Kevin Dougherty

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Patterson-UTI Energy, Inc.
Registration Statement on Form S-4, as amended
File No. 333-258424

Dear Mr. Dougherty:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Patterson-UTI Energy, Inc. (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 11:00 a.m., Eastern Time, on August 27, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Please contact Tull R. Florey of Gibson, Dunn & Crutcher LLP by telephone at (346) 718-6767 or via email at TFlorey@gibsondunn.com as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter. We also respectfully request that a copy of the written order from the Commission verifying the effective time of such Registration Statement be sent to Mr. Florey via email at TFlorey@gibsondunn.com.

Sincerely,

/s/ William Andrew Hendricks, Jr.
Name:	William Andrew Hendricks, Jr.
Title	President and Chief Executive Officer

cc:	Tull R. Florey

Gibson, Dunn & Crutcher LLP